

# Board and Management Increases Ownership in Energy Fuels

**Lakewood, Colorado – December 29, 2015**

**Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) ("Energy Fuels" or the "Company")**, a top producer of uranium in the United States, is pleased to announce that members of the Company's board of directors ("Board") and management team have recently acquired additional common shares of the Company. Mr. Ames Brown, a director of the Company, has acquired control or direction over an additional 1,000,000 common shares of the Company at market prices prevailing at the time of the transactions. As a result of his purchases, Mr. Brown now beneficially owns or exercises control or direction over a total of 1,739,520 common shares of Energy Fuels representing approximately 3.8% of the issued and outstanding common shares of the Company. Mr. Brown has advised the Company that he acquired the additional shares for investment purposes.

In addition, members of Energy Fuels' management team, including Mr. Stephen P. Antony, President and CEO; and Mr. Paul Goranson, Executive Vice President, ISR Operations, recently purchased additional common shares of the Company. These purchases were also completed at market prices prevailing at the time of their respective transactions.

Mr. Stephen P. Antony, President and CEO of Energy Fuels commented: "The Company appreciates Mr. Brown's strong vote of confidence in Energy Fuels' uranium production assets, finances and management. There are a number of key developments in the uranium sector occurring right now that provide us with substantial optimism as we head into 2016. China continues its aggressive investment in nuclear energy. The U.S., which already consumes more uranium than any other nation, is in the process of starting its first new nuclear reactor in over 20 years. And, Japan is continuing to restart its large reactor fleet. While worldwide uranium demand is growing, the low uranium prices of the past few years have slowed new investment in exploration and mine development. We believe these and similar factors are likely to create substantial future supply constraints resulting in rising uranium prices. Energy Fuels is continually improving our ISR and conventional production, development and permitting activities to take advantage of today's low uranium prices, while we position the Company for a uranium market recovery."

*About Energy Fuels: Energy Fuels is a leading integrated US-based uranium mining company, supplying $U_3O_8$ to major nuclear utilities. Energy Fuels operates two of America's key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of $U_3O_8$ per year. The Nichols Ranch Processing Facility, acquired in the Company's acquisition of Uranerz Energy Corporation, is an in situ recovery ("ISR") production center with a licensed capacity of 2 million pounds of $U_3O_8$ per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company's common shares are listed on the NYSE*

*MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".*

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

*Certain information contained in this news release, including any information relating to Mr. Brown acquiring common shares of the Company for investment purposes, optimism for 2016, market factors in China, the U.S., Japan and elsewhere, restricted investment in exploration and mine development, future supply constraints and increasing uranium prices, and positioning the Company for a market recovery, and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation factors relating to: Mr. Brown acquiring common shares of the Company for investment purposes, optimism for 2016, market factors in China, the U.S., Japan and elsewhere, restricted investment in exploration and mine development, future supply constraints and increasing uranium prices, and positioning the Company for a market recovery, and other risk factors as described in Energy Fuels' most recent annual information forms and annual and quarterly financial reports.*

*Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' filings with the various securities commissions which are available online at* www.sec.gov *and* www.sedar.com. *Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.*

**Investor Relations Inquiries:**

**Energy Fuels Inc.**
Curtis Moore – VP – Marketing & Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com